Filed Pursuant to Rule 253(g)(2)

File No. 024-12506

SUPPLEMENT DATED MAY 2, 2025

TO OFFERING CIRCULAR DATED NOVEMBER 1, 2024

4100 WEST ALAMEDA AVENUE, 3RD FLOOR

BURBANK, CALIFORNIA 91505

800-317-2200

EXPLANATORY NOTE

This Supplement No. 2 to the Offering Circular should be read in conjunction with the Offering Circular dated November 1, 2024 and supplement dated April, 2 2025 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplement available HERE and HERE.

Termination of StartEngine Crowdfunding, Inc.’s Regulation A Offering

The purpose of this supplement is to announce that the Regulation A offering conducted by StartEngine Crowdfunding, Inc. will terminate on June 26, 2025 (the “Termination Date”). No further subscriptions will be accepted after 11:59 pm PT on June 26, 2025. Subscriptions in the offering will be accepted up to that time and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.